UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 8, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Whitney Information Network Inc.

File No. 0-27403 - CF#23093

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Whitney Information Network Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on January 15, 2009, as amended on May 29, 2009.

Based on representations by Whitney Information Network Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through January 1, 2013
Exhibit 10.14	through January 1, 2013
Exhibit 10.15	through January 1, 2013
Exhibit 10.16	through January 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel